Exhibit 99.1

Xinyuan Received Expected Notification from the NYSE Regarding the Delayed Filing of Annual Report on Form 20-F

Beijing, May 20, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces that it received an expected notice from the New York Stock Exchange (the “NYSE”) dated  May 18, 2022, notifying that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) with the Securities and Exchange Commission.

The delayed filing is because the Company’s independent auditor requires additional time to complete its audit of the financial statements for the Annual Report. The independent auditor has had less time than it typically would have to complete the audit because of the Company’s delayed filing of its annual report for 2020 on Form 20-F which it filed on March 8, 2022.

The independent auditor has been working diligently on the audit and has only a few procedures outstanding to complete, which include the on-site audit of the Company’s significant investments and obtaining of certain banks’ confirmation letters. These procedures have been disrupted by the strict quarantine measures put in place by the Shanghai Municipal Government as a result of the COVID-19 resurgence in Shanghai in late March and early April 2022, which affects the majority of the independent auditor’s workforce. The Company expects to file the Annual Report within two months once the strict quarantine measures in Shanghai are lifted. The Company cannot predict when that will occur.

The NYSE Regulation notified the Company that it will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from its due date of the annual report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2020. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com